EXHIBIT 99.1

Aura Minerals Announces Update To Its Coming Years Growth Outlook

ROAD TOWN, British Virgin Islands, Dec. 08, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO) (B3: AURA33) (“Aura” or the “Company”) announces a qualitative updated to its coming years growth outlook, incorporating the recently released of the Feasibility Study for the Era Dorada Project and the successful acquisition of MSG.

With the integration of these high-quality assets and projects, Aura Minerals has identified potential development scenarios in which annualized gold equivalent production (GEO)1 could reach levels exceeding 600,000 ounces over next years, driven primarily by the fully ramp up of Borborema, the integration and operational turnaround of MSG, the planned construction and ramp-up of the Era Dorada and Matupá projects and the potential expansion of production capacity at some of our mines and projects, such as Almas and Borborema.

1)  Borborema average production for the first three years, based on the S-K 1300 Feasibility Study Report dated March 28, 2025.
3)  The MSG was closed on December 6,2025. The 80k GEO reference is based on the mine production performance in 2024.
4)  Era Dorada average production for the first 4 years of production SK-1300 Feasibility Study dated December 08, 2025.
5)  Matupá average of production for the first four years based on the S-K 1300 Feasibility Study Report dated on March 28, 2025.

Rodrigo Barbosa commented: “I am glad to upgrade our production growth outlook to over 600,000 GEO per year, up from the former projection of 450,000 GEO. This increase comes from the acquisitions we closed this year and the expansion projects we have already identified. Since 2020 our strategy has been very clear: grow production with greenfield projects and expansions, extend mine life with exploration to increase Resources and Reserves, and improve our valuation through smart M&A and higher trading liquidity — and we have been delivering on all of this while remaining among the highest dividend yield companies in the industry since 2021. This update proves we are executing exactly on that plan. We brought Borborema into production, kept adding new ounces to Resources and Reserves, and after the Nasdaq listing we reached an average daily trading volume of US$30 million in November. I’m very pleased with the team’s execution and with the results we are delivering to our shareholders.”

The Company emphasizes that any references to potential future production levels are preliminary and not intended to constitute projections, forecasts, guidance or commitments of any kind. These references are based solely on current development assumptions, which remain subject to significant uncertainty. Official construction decisions and definitive start-up dates for Era Dorada and Matupá have not yet been announced. Accordingly, any potential timeline to reach production levels of 600,000-ounce per year remains subject to future board approvals, permitting, financing, and other customary conditions, and may change materially.

Aura Minerals continues to advance its pipeline aggressively and will provide further updates as key milestones are achieved.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, MSG and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities and most recent 424(b) prospectus filed with the U.S. Securities & Exchange Commission for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

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1 “GEO” are equivalent to actual gold ounces

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c71a60ea-4053-41e6-9a0e-7bf7dcf5a86a

For more information, please contact:

Investor Relations
ri@auraminerals.com

www.auraminerals.com